SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 18 October 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

October 18, 2010

BP TO SELL VENEZUELA AND VIETNAM BUSINESSES TO TNK-BP

BP announced today that it has reached agreement to sell its upstream businesses and associated interests in Venezuela and Vietnam to TNK-BP for a total of $1.8 billion. TNK-BP, Russia's third largest oil company, is owned equally by BP and the AAR Consortium (comprising Alfa Group, Access Industries and Renova).

The agreement includes BP's interests in the Petroperijá, Boquerón and PetroMonagas joint ventures in Venezuela and, in Vietnam, BP's 35 per cent operating interest in the Lan Tay and Lan Do gas fields and associated pipeline and power generation interests.

The sales are part of BP's plan, announced in July 2010, to make divestments of up to $30 billion by the end of 2011 to help the company meet its financial obligations arising from the recent Gulf of Mexico oil spill. As part of this programme, BP has previously announced agreements to sell assets in Egypt, Canada and the USA to Apache Corporation for $7 billion and to sell its Colombian exploration, production and transportation business to Talisman and Ecopetrol for $1.9 billion.

Bob Dudley, BP group chief executive, said: "Today's agreement is further evidence of the rapid progress BP is making towards the divestment target we set out in July. These are robust businesses which offer both existing production and potential opportunities for future growth. We believe they will offer TNK-BP a solid foundation as it builds its business outside Russia."

Mikhail Fridman, CEO TNK-BP commented: "The acquisitions in Venezuela and Vietnam mark a milestone in TNK-BP's strategic expansion in the global energy market. Our company's ambitious yet highly focused and disciplined diversification provides TNK-BP with an excellent platform for further growth and profitability, while also helping develop new competencies that can be applied at home. Given Russia's strong relationships with Vietnam and Venezuela, we are sure that this transaction will create significant value both for TNK-BP and our local partners."

TNK-BP has agreed to pay BP $1.8 billion in cash, subject to certain post-closing adjustments. Under the terms of the agreements, TNK-BP will pay BP a total deposit of $1.0 billion on October 29, with the balance of payment due on completion of the sales. Subject to regulatory and other third party approvals, and other customary conditions, the parties anticipate completing both sales in the first half of 2011.

The purchase of the assets will be funded by TNK-BP and will not require capital from the company's shareholders. BP will retain an economic interest in these assets through its 50 per cent interest in TNK-BP.

BP's interests included in the agreement for the Venezuelan sale are a 16.67 per cent stake in the PetroMonagas SA heavy oil joint venture in the Orinoco basin, a 40 per cent interest in the Petroperijá SA joint venture, and a 26.67 per cent interest in the Boquerón SA joint venture, all of which are operated by Venezuela's state oil company, Petróleos de Venezuela SA. BP's total net production from Venezuela is some 25,000 barrels of oil equivalent (boe) a day.

BP's interests included in the agreement for the Vietnamese sale are a 35 per cent interest in offshore block 06.1, currently operated by BP, approximately 370 kilometres offshore south-east Vietnam and containing the Lan Tay and Lan Do gas fields. In addition, BP has a 32.67 per cent interest in the 370 kilometre Petrovietnam-operated Nam Con Son pipeline that transports gas onshore from the Lan Tay and Rong Doi fields, and a 33.3 per cent interest in the joint venture that owns and operates the 739MW Phu My 3 power plant in Baria Vung Tau province. BP's current net entitlement to production from Vietnam is approximately 15,000 boe per day.

BP's net booked reserves associated with all these assets total some 270 million boe.

BP employs approximately 140 staff in these businesses in Vietnam and some 35 staff in Venezuela. It is expected that the majority of these staff will transfer to TNK-BP on completion of the deal.

The agreement does not affect BP's other business activities in Vietnam, including a significant lubricants blending and marketing business, nor in Venezuela.

Further information:

BP press office, London: +44 (0)20 7496 4076, bppress@bp.com

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 18 October 2010

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary